FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of September, 2003

COMMISSION  FILE  NUMBER       0-31082
--------------------------------------


                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X    Form 40-F
                                      -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes     No X
                                               -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                EXPLANATORY NOTE

PURPOSE OF FILING

The purpose of this report on Form 6-K by VI Group plc (the "Registrant") is to report: (i) the issuance of a press release announcing the appointment of Julie Langhorne Randall as the Finance Director of the Registrant; and (ii) the interim financial report of Registrant for the six months ended June 30, 2002. The unaudited financial statements included therein have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are presented in US dollars. The Company has released interim results to the London Stock Exchange which have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") which are presented in pounds sterling. The UK GAAP interim results have been distributed to shareholders.

Copies of the aforesaid releases are reproduced herein as follows:

[Monday, 8th September 2003]

                                  VI GROUP PLC

                                BOARD APPOINTMENT


VI Group plc ("VI"), one of the leading software providers to the mould and die industry, announced today that Mrs Julie Langhorne Randall (n e Norton), 41, has been appointed Finance Director with immediate effect. She was previously Group Financial Controller at VI.

Julie Randall graduated from Sussex University before qualifying as a Chartered Accountant in 1988. She held a number of senior accounting positions in both private and public companies in the manufacturing and financial services sectors before joining VI in June 2002.

There is no additional information that falls to be disclosed under Schedule Two paragraph (f) of the AIM rules.

Don Babbs Chief Executive of VI, commented:

 "Julie has considerable accounting and management experience and has made a substantial difference to our ability to provide group wide accounting facilities in a rapidly expanding environment. I have no doubt she will be equally determined and successful in increasing the awareness of VI's growth performance."

                                     - End -


FOR FURTHER INFORMATION PLEASE CONTACT:

VI  GROUP  PLC
Don  Babbs,  Chief  Executive          Tel:  01453 732 900

MERLIN  FINANCIAL


Paul  Downes/Tom  Randell              Tel:  020 7606 1244

                                  Press Release

15  SEPTEMBER  2003

                                  VI GROUP PLC.
                           (AIM (VIG) AND AMEX (GVI))

           INTERIM RESULTS FOR THE SIX MONTH PERIOD TO JUNE 30TH 2003

VI Group plc ("VI" or "the Group"), one of the leading suppliers of CAD/CAM software to the mold and die sector, announces today its results for the six months to 30 June 2003.

Highlights

- Revenue growth of 53% to $7.0 million (2002: $4.6 million) reflecting both organic growth and increased turnover resulting from past acquisitions.

- Market share increased, with sales performance far outstripping VI's direct competitors who returned negative or single figure sales growth over the period.

- Gross Margin increased to $5.4m (2002: $3.5m) and as a percentage of turnover it rose to 77% (2002: 75%)

- A $0.6m increase in earnings before interest, tax, depreciation and amortization (EBITDA) to $0.3 million (2002: Loss before interest, tax, depreciation and amortization of $0.3 million).

- Loss on ordinary activities after taxation of $0.2 million (2002: Loss of $0.3 million) after amortization of intellectual property charges of $0.15m associated with the acquisitions are taken into account

- New Tokyo office opened in April responding to increased demand in the region for VI mold and die design products

Commenting on the interim results, Don Babbs, Chief Executive of VI, said:

"We have put the proceeds of our fundraising of 2002 to good use, producing excellent sales growth through the first half of the year which was ahead of our own expectations, despite the general background of poor economic conditions in our major markets. The new sales and development teams have integrated well into a VI structure, successfully capitalizing on our investment in product development and sales channels. Our continued success in what is the harshest economic environment for more than a decade in the mold and die industry underlines the strength of the Group."

                                    - Ends -

For  further  information:

Don Babbs, Chief Executive                          Tel: +44-1453 732 900

VI  Group  plc

Elliot Miller, Vice Chairman                        Tel:  203-255-4646
VI  Group  plc





Attached:                Chairman's Statement
                         Unaudited consolidated balance sheet
                         Unaudited consolidated statements of operations
                         Notes to the interim results

CHAIRMAN'S  STATEMENT

I am pleased to announce the Group's interim results for the six months to 30 June 2003 and report on the strategy of the group to date.

As I reported last year we believed that the injection of finance of May 2002 could be readily converted into strengthened sales over the following twelve months. This has indeed been our experience in spite of a background of poor economic indicators including the effect of the SARS outbreak that prevented any expansion in China, a stronger Euro that reduced many of our customer's manufacturing orders across Europe, and uncertainties surrounding the recovery of worldwide demand generally. Our competitors have leaned heavily on these factors when reporting their results recently and have generally reported low levels of growth often resulting only from currency exchange rate effects. This compares with 33% revenue achieved by VI Group measured at constant exchange rates. Encouragingly VI has recently been reported by CIMdata of the USA as the only supplier included in the top five fastest growing CAM vendors for each of the past 5 years.

Trading conditions in our key markets have continued to be difficult and corporate expenditure decisions are still often delayed; however the productivity increases offered by VI products outweigh these factors for many of our customers.

FINANCIAL  RESULTS


Group  revenues for the six month period increased by 53% to $7.0 million (2002:
$4.6 million). Earnings before interest, tax, depreciation and amortization (EBITDA) rose to $0.3m (2002: loss of $0.3m). The loss on ordinary activities before taxation was $0.08 million (2002: loss of $0.44m) after a charge of $0.15m for amortization of intellectual property in relation to the acquisitions is taken into account. The loss on ordinary activities after taxation was $0.19 million (2002: loss of $0.31m). The resulting basic and diluted loss per share was 0.5 cents (2002: loss per share of 1.2 cents).

Cash  balances  were  $2.5  million  at  30 June 2003 (31 December 2002: $1.9m).
Accounts receivable fell slightly to $6.3m (31st December $6.7m) and the underlying trade debtors also fell despite the steep increase in sales revenues. This is in part due to the particular attention shown to financing sales in geographic areas such as Italy where extended payment terms are the standard.

TRADING


Nearly all of the sales areas reported first half growth with the stronger percentage growths coming from the areas where we have invested in new offices namely France, Japan and Canada. UK sales doubled with respect to last year helped by the Machining Strategist acquisition and the smaller and emerging markets also grew strongly following internal investments in indirect sales. Our largest markets of Germany and Italy grew by nearly 10% but exchange rate changes damaged the prospects for exports from the Euro zone and remain a concern for the second half. North America continued to grow with respect to the same period of last year against a background of slow recovery and a depressed automotive sector.

Other  Business  Developments

We opened our Tokyo office in April which assumed technical and commercial responsibility for the Japanese dealers that had previously been supplied by an exclusive distributor since 1994. The staff are already familiar with the VI products and sales channels and will promote sales within the region more aggressively, having contributed positively to the first half result.

All of our recent acquisitions have now been successfully integrated within the VI structure and are collectively producing position returns to the business. The litigation detailed as a contingent liability in the 2002 annual report arising from the Machining Strategist acquisition is ongoing and VI has, through it's legal advisors, filed a counterclaim for damages against NCG. VI is committed to resolving the litigation as quickly and as cost effectively as possible.

As recently announced I would like to welcome Julie Randall to the position of group finance director. The decision to promote Julie internally from her position as group financial controller was taken after an extensive review of alternative candidates and a gradual increase in her responsibilities which she has taken in her stride. She is ably supported by a similarly qualified controller and other suitably qualified staff that will be a formidable accounting and finance team for our future growth.


PRODUCT  DEVELOPMENT

With competitors falling to the general market malaise VI has gained considerable market share over the period and intends to intensify this assault with further extensions and improvements to its product lines in the second half of the year. The introduction of Release 11 of VISI-Series and Release 6 of Machining Strategist in the near future will add hundreds of new feature to the product lines and provide further productivity gains for existing users, generating new prospects customers looking to convert from older solutions.


OUTLOOK

VI will strive for continued growth by virtue of its recent investments in sales and product development teams. Managing this growth to provide consistent earnings is a particular challenge in an uncertain economic climate. VI remains convinced of its twin strategy to grow organically and through acquisition. The first objective will be aided by a broadening product base and the Group has commenced a number of innovative research programs to carry it into the next decade. VI continues to evaluate acquisition possibilities that add product or distribution synergies in its major markets and the current conditions are providing a number of opportunities at attractive valuations.

Stephen  Palframan
Chairman
15  September  2003

This Release contains forward-looking statements relating to the Company's operations that are based on management's current expectations, estimates and projections about the CAD/CAM software business in the mechanical engineering sector. Words such as "anticipates", "expects", "intends", "plans", "targets", "believes", "seeks", "estimates", and similar expressions are intended to identify such forward-looking statements. These statements are not statements of fact or guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Release. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    VI Group plc
                           CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                             June 30, 2003    December 31, 2002
                                             (Un-audited)         (Audited)
                                            ---------------  -------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                   $         2,502  $             1,907
Accounts receivable                                   6,317                6,673
Inventory                                                36                   32
Prepaid expenses and other assets                     2,925                2,343
                                            ---------------  -------------------
TOTAL CURRENT ASSETS                                 11,780               10,955

Property, plant and equipment, net                      921                1,024
Accounts and notes receivable                            42                  118
Goodwill                                               1925                1,864
Software licenses                                      1322                1,352
Other intangible assets                                  26                   69
                                            ---------------  -------------------
TOTAL ASSETS                                $        16,016  $            15,382
                                            ===============  ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdraft and other short term debt    $           215  $               758
Current portion of long term debt                       107                  122
Accounts payable                                        863                  923
Accrued liabilities                                   2,508                2,506
Debenture loan                                        1,000                    -
Income taxes                                            530                  396
                                            ---------------  -------------------
TOTAL CURRENT LIABILITIES                             5,223                4,705

Capital lease obligations                               230                  223
Bank and Mortgage loans                                  13                   13
Accrued liabilities                                     398                  389
                                            ---------------  -------------------
TOTAL LIABILITIES                                     5,864                5,330
                                            ---------------  -------------------

SHAREHOLDERS' EQUITY
Common stock                                            292                  292
Additional paid in capital                            8,922                8,922
Retained earnings                                       459                  646
Accumulated other comprehensive income                  479                  192
                                            ---------------  -------------------
SHAREHOLDERS' EQUITY                                 10,152               10,052
                                            ---------------  -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $        16,016  $            15,382
                                            ===============  ===================

                                  VI GROUP PLC
                UN-AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
                ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           2003      2002
                                                         --------  --------
NET REVENUE
Product revenue                                          $ 4,214   $ 3,117
Service revenue                                            2,805     1,483
                                                         --------  --------
TOTAL NET REVENUE                                          7,019     4,600
                                                         --------  --------

COST OF REVENUE
Cost of product                                             (894)     (719)
Cost of service                                             (711)     (409)
                                                         --------  --------

TOTAL COST OF REVENUE                                     (1,605)   (1,128)
                                                         --------  --------

GROSS PROFIT                                               5,414     3,472
                                                         --------  --------

OPERATING EXPENSES
Selling expenses                                          (2,522)   (1,818)
General and administration                                (1,513)   (1,162)
Product development                                       (1,061)     (772)
                                                         --------  --------

TOTAL OPERATING EXPENSES EXCLUDING
DEPRECIATION AND AMORTIZATION                             (5,096)   (3,752)
                                                         --------  --------

EARNINGS (LOSS) BEFORE INTEREST, TAX,
DEPRECIATION AND AMORTIZATION  (EBITDA)                      318      (280)
                                                         --------  --------

Depreciation                                                (193)     (136)
Amortization of intangible assets                           (148)      (23)
                                                         --------  --------

TOTAL OPERATING EXPENSES                                  (5,437)   (3,911)
                                                         --------  --------
INCOME (LOSS) FROM OPERATIONS                                (23)     (439)

OTHER EXPENSES
Net interest expense                                         (59)       (2)
                                                         --------  --------
TOTAL OTHER EXPENSE                                          (59)       (2)
                                                         --------  --------
INCOME (LOSS) BEFORE INCOME TAXES                            (82)     (441)
INCOME TAX                                                  (105)      130
                                                         --------  --------
NET (LOSS)                                               $  (187)  $  (311)
                                                         ========  ========
(Loss) per share
-  Basic (cents)                                          (0.5)c    (1.2)c
-  Diluted (cents)                                        (0.5)c    (1.2)c
                                                         ========  ========

Shares used in computing earnings per share (thousands)
-  Basic                                                  37,261    25,731
-  Diluted                                                37,261    25,731

                                  VI GROUP PLC

              NOTES TO UN-AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   Interim  Accounting  Policy

     The accompanying un-audited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the United States the financial position of the Company and the results of operations and cash flows for the six months ended June 30, 2003 and 2002. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended June 30, 2003 and 2002 are not necessarily indicative of what operating results may be for the full year. In addition, these un-audited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented in our Form 20-F which has been filed with the Securities and Exchanges Commission.

2.   Debenture  loan

     On 10 January 2003 the company entered into a Loan and Investment Agreement ("Agreement") with Hemisphere Capital LLC, a private equity investor that focuses on fast growing Western European ICT businesses. Under the terms of the Agreement, Hemisphere Capital has invested approximately $1m to acquire a convertible debenture.

     The convertible debenture, which bears interest at 9% per annum, is convertible in certain circumstances into American Depository Receipts ("ADR"s) of the company at a price of $4.5429 per ADR (1 ADR representing 20 ordinary VI shares) and will mature no later than 10 January 2006. The convertible debenture will, subject to anti-dilution and other similar adjustment, constitute 4,402,460 ordinary shares on conversion. The future financing by convertible preferred equity is subject to shareholders' approval to be sought in an Extraordinary General Meeting together with further discretionary due diligence and approval by Hemisphere Capital.


3.   The  Directors  do  not  propose  any  payment  of  a  dividend.

4. Earnings per share figures have been calculated on the profit for the period divided by the weighted average number of shares.

5. Copies of the interim report will be posted to shareholders and made available to the public at the Company's registered office: VI Group plc, The Mill, Brimscombe Port, Stroud, Gloucestershire GL5 2QG, or by accessing the Company's website (www.vero-software.com).
                               ---------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   VI GROUP PLC

                                   BY S/ELLIOT I. MILLER
                                       -----------------
                                        Elliot I. Miller

                                        Director and Deputy Chairman

                                        of VI Group plc


Date:  September 17,  2003